SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

          Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F      X

          Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

          This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 26, 2004		Signed:	Robert V. Horte

	By:	Name: Title:	Robert V. Horte Corporate Secretary

Release: Immediate, October 26, 2004

CPR REPORTS CONTINUED STRONG BUSINESS GROWTH,
HIGHER INCOME IN THIRD-QUARTER 2004

CALGARY – Canadian Pacific Railway today reported third-quarter 2004 net income of $177 million, or $1.11 per diluted share, compared with net income of $91 million, or $0.57 per diluted share in the same period of 2003. The increase included an after-tax gain of $73 million on foreign exchange on long-term debt. Volumes grew in six of seven business lines, including a 9-per-cent jump in intermodal, which is on pace to become a $1-billion business line for CPR this year.

Excluding foreign exchange gains and losses on long-term debt, income in third-quarter 2004 increased 9 per cent to $104 million, or $0.65 per diluted share, compared with $95 million, or $0.60 in third-quarter 2003.

Rob Ritchie, President and Chief Executive Officer of CPR, said: “I am very pleased with the ongoing growth in our business and the upward trend in CPR’s yield and operating performance accomplished by our people, who are working to drive more of this growth to the bottom line. We successfully completed an unprecedented program of track maintenance on our busy western corridor in a compressed time period while moving more freight than ever before. With several pinch-points removed, more new locomotives arriving in the coming weeks and 500 new people now qualified to operate trains, CPR has entered the fall peak season well positioned to handle anticipated freight volumes and to keep our network fluid.

“Record world oil prices remain a challenge in the transportation sector. However, CPR’s improved fuel surcharge program, which enables CPR to pass on higher prices more quickly, is generating solid results. The new surcharge program, in combination with indexing and a favourable hedge position, enabled CPR to recover about three-quarters of our price-related fuel cost increase in the third quarter,” Mr. Ritchie said.

SUMMARY OF THIRD-QUARTER 2004 COMPARED WITH THIRD-QUARTER 2003
▶	Operating income of $219 million, an increase of 8 per cent
▶	Revenue up $85 million, with increases in all business lines except grain, where a late harvest delayed rail shipments
▶	Operating expenses up $70 million, driven by higher freight volumes and fuel prices, temporary costs to train additional crews, and a return to a normal level of performance-based incentive compensation
▶	Operating ratio of 77.9 per cent, compared with 77.5 per cent

SUMMARY OF FIRST NINE MONTHS 2004 COMPARED WITH FIRST NINE MONTHS 2003
▶	Net income of $284 million, or $1.79 per diluted share, compared with $227 million, or $1.43 per diluted share
▶	Excluding foreign exchange gains and losses on long-term debt and a special charge, income of $245 million, or $1.54 per diluted share, compared with $216 million, or $1.36 per diluted share (special charge in 2003 for job reductions, an asset write-down and network restructuring)
▶	Excluding the special charge in 2003, operating income of $556 million, up $48 million
▶	Revenue up $184 million, led by a $74-million increase in intermodal freight and a $60-million increase in coal
▶	Excluding the special charge in 2003, operating expenses up $136 million, largely due to a $75-million increase in compensation and benefits reflecting growth-generated hiring and training, and a return to a normal level of performance-based incentive compensation
▶	Excluding the special charge in 2003, operating ratio improved by 0.5 percentage point to 80.7 per cent

The translation impact of the stronger Canadian dollar reduced year-to-date revenues and operating income by $98 million and $22 million, respectively. Income, excluding foreign exchange gains and losses on long-term debt and the special charge, was reduced by $6 million.

OUTLOOK

CPR expects continued strong freight volumes through the remainder of the year, including shipment of a near-normal grain crop, which entered the transportation system late after a delayed harvest.

Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, are expected to grow by 5 per cent to 10 per cent in 2004, over restated and adjusted earnings per share of $2.07 in 2003. This is based on oil prices averaging US$50 per barrel and an average exchange rate of $1.29 per U.S. dollar (US$0.78) in the fourth quarter of 2004.

RESTATEMENT OF COMPARATIVE FIGURES FOR 2003

Comparative figures for prior periods have been restated for retroactively applied accounting changes. The changes relate to the implementation of new accounting rules under Canadian Generally Accepted Accounting Principles (GAAP) for asset retirement obligations introduced in the first quarter of 2004 and for the expensing of stock options introduced in the fourth quarter of 2003. The combined impact of the changes is a decrease of $4 million in net income, or $0.03 in basic EPS previously reported for the third quarter of 2003. Notes 2, 7 and 10 to the financial statements further describe the impact of the accounting changes.

FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS

In the third quarter of 2004, CPR had a foreign exchange gain on long-term debt of $71 million ($73 million after tax), compared with a loss of $4 million ($4 million after tax) in the same period of 2003.

In the first nine months of 2004, CPR had a foreign exchange gain on long-term debt of $37 million ($39 million after tax), compared with a gain of $165 million ($152 million after tax) in the same period of 2003. There were no other specified items in the first nine months of 2004. Other specified items in the same period of 2003 totaled $215 million ($141 million after tax) for a program to eliminate 820 job positions over the 2003-2005 period, a write-down to fair value of under-performing assets, and the restructuring of CPR’s northeastern U.S. network.

PRESENTATION OF NON-GAAP EARNINGS

CPR presents non-GAAP earnings to provide a basis for evaluating underlying earnings trends that can be compared with the prior period’s results. Non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, as well as other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. In compliance with Revised CSA Staff Notice 52-306, other specified items are no longer referred to as non-recurring items because it is not possible to conclude that an item or items similar to one or more of those so designated will not occur within the next two years. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

It should be noted that CPR’s earnings, excluding foreign exchange gains and losses on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

NOTE ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media Len Cocolicchio Tel.: (403) 319-7591 Cell: (403) 650-2748 len_cocolicchio@cpr.ca	Investment Community Paul Bell Vice-President, Investor Relations Tel.: (403) 319-3591 investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended September 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Revenues
Freight	$949.0	$866.0
Other	40.7	38.3

	989.7	904.3
Operating expenses
Compensation and benefits	305.7	289.5
Fuel	109.0	84.5
Materials	41.1	39.9
Equipment rents	52.4	53.8
Depreciation and amortization	102.7	93.8
Purchased services and other	159.9	139.2

	770.8	700.7

Operating income	218.9	203.6

Other charges (Note 3)	8.5	7.4
Foreign exchange (gains) losses on long-term debt	(70.5)	3.9
Interest expense (Note 4)	54.9	56.2
Income tax expense	49.5	44.8

Net income	$176.5	$91.3

Basic earnings per share (Note 9)	$1.11	$0.57

Diluted earnings per share (Note 9)	$1.11	$0.57

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the nine months
	ended September 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Revenues
Freight	$2,761.7	$2,575.7
Other	119.3	121.5

	2,881.0	2,697.2
Operating expenses
Compensation and benefits	932.8	858.0
Fuel	316.6	295.5
Materials	140.4	137.9
Equipment rents	171.9	183.9
Depreciation and amortization	305.0	275.4
Purchased services and other	458.8	439.1

	2,325.5	2,189.8

Operating income before the following:	555.5	507.4
Special charge for labour restructuring and asset impairment (Note 5)	-	215.1

Operating income	555.5	292.3

Other charges (Note 3)	23.2	20.1
Foreign exchange gains on long-term debt	(37.2)	(165.2)
Interest expense (Note 4)	166.0	168.4
Income tax expense	119.8	41.7

Net income	$283.7	$227.3

Basic earnings per share (Note 9)	$1.79	$1.43

Diluted earnings per share (Note 9)	$1.79	$1.43

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	September 30	December 31
	2004	2003
		Restated – Note 2
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$323.2	$134.7
Accounts receivable	474.6	395.7
Materials and supplies	125.1	106.4
Future income taxes	82.1	87.4

	1,005.0	724.2

Investments	100.3	105.6
Net properties	8,415.6	8,219.6
Other assets and deferred charges	961.1	907.3

Total assets	$10,482.0	$9,956.7

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,003.1	$907.0
Income and other taxes payable	21.0	13.5
Dividends payable	21.0	20.2
Long-term debt maturing within one year	271.5	13.9

	1,316.6	954.6

Deferred liabilities	700.9	702.8
Long-term debt (Note 8)	3,196.9	3,348.9
Future income taxes	1,389.8	1,295.8

Shareholders’ equity
Share capital	1,118.9	1,118.1
Contributed surplus	298.6	294.6
Foreign currency translation adjustments	84.2	88.0
Retained income	2,376.1	2,153.9

	3,877.8	3,654.6

Total liabilities and shareholders’ equity	$10,482.0	$9,956.7

Commitments and contingencies (Note 12).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended September 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Operating activities
Net income	$176.5	$91.3
Add (deduct) items not affecting cash:
Depreciation and amortization	102.7	93.8
Future income taxes	42.6	42.0
Foreign exchange (gains) losses on long-term debt	(70.5)	3.9
Amortization of deferred charges	5.7	5.0
Restructuring payments	(20.2)	(25.0)
Other operating activities, net	(27.0)	1.7
Change in non-cash working capital balances related to operations	26.2	(7.9)

Cash provided by operating activities	236.0	204.8

Investing activities
Additions to properties	(187.6)	(184.7)
Other investments	(0.6)	(7.4)
Net (costs) proceeds from disposal of transportation properties	(7.4)	3.0

Cash used in investing activities	(195.6)	(189.1)

Financing activities
Dividends paid	(20.2)	(20.2)
Issuance of shares	0.1	0.5
Net decrease in short-term borrowing	-	(7.2)
Issuance of long-term debt (Note 8)	-	324.8
Repayment of long-term debt	(2.5)	(3.4)

Cash (used in) provided by financing activities	(22.6)	294.5

Cash position
Increase in net cash	17.8	310.2
Net cash at beginning of period	305.4	49.8

Net cash at end of period	$323.2	$360.0

Net cash is defined as:
Cash and short-term investments	$323.2	$360.0

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the nine months
	ended September 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Operating activities
Net income	$283.7	$227.3
Add (deduct) items not affecting cash:
Depreciation and amortization	305.0	275.4
Future income taxes	108.2	35.0
Restructuring and impairment charge (Note 5)	-	215.1
Foreign exchange gains on long-term debt	(37.2)	(165.2)
Amortization of deferred charges	18.6	15.7
Restructuring payments	(58.2)	(71.2)
Other operating activities, net	(50.2)	(46.9)
Change in non-cash working capital balances related to operations	18.1	(126.2)

Cash provided by operating activities	588.0	359.0

Investing activities
Additions to properties	(516.6)	(535.2)
Other investments	(3.0)	(13.6)
Net proceeds from disposal of transportation properties	1.2	4.0

Cash used in investing activities	(518.4)	(544.8)

Financing activities
Dividends paid	(60.7)	(60.6)
Issuance of shares	0.8	0.7
Issuance of long-term debt (Note 8)	193.7	695.8
Repayment of long-term debt	(14.9)	(375.0)

Cash provided by financing activities	118.9	260.9

Cash position
Increase in net cash	188.5	75.1
Net cash at beginning of period	134.7	284.9

Net cash at end of period	$323.2	$360.0

Net cash is defined as:
Cash and short-term investments	$323.2	$360.0

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the nine months
	ended September 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Balance, January 1, as previously reported	$2,174.8	$1,856.9
Adjustment for change in accounting policy (Note 2)	(20.9)	(23.5)

Balance, January 1, as restated	2,153.9	1,833.4
Net income for the period	283.7	227.3
Dividends	(61.5)	(60.6)

Balance, September 30	$2,376.1	$2,000.1

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2003 annual consolidated financial statements, except as discussed in Note 2, and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policies

Hedging transactions
Effective January 1, 2004, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13 (“AcG 13”) “Hedging Relationships.” AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee (“EIC”)-128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”. These instruments are recorded on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of CDN$105 million, at December 31, 2003, no longer qualified for hedge accounting for Canadian Generally Accepted Accounting Principles (“GAAP”) purposes. At January 1, 2004, an unrealized gain of $2.2 million was recorded in “Deferred Liabilities” in the Consolidated Balance Sheet, and is being recognized in income currently, and in the future, over the term of the originally designated hedged item.

Beginning January 1, 2004, derivative instruments that don’t qualify as hedges and those not designated as hedges are being carried on the Consolidated Balance Sheet at fair value and will result in gains and losses being recorded on the Statement of Consolidated Income. The earnings impact of these non-hedging derivative instruments was a $1.8-million pre-tax gain for the quarter ended September 30, 2004, and $1.0-million pre-tax gain for the nine months ended September 30, 2004, and has been reported as “Gain on non-hedging derivative instruments” in “Other Charges” (see Note 3).

Asset retirement obligations
Effective January 1, 2004, the Company adopted retroactively with restatement the CICA Handbook Section 3110, “Asset Retirement Obligations,” to replace the current guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment”. The new standard requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s prior practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations.

The result of this restatement was to reduce retained earnings on January 1, 2003, by $23.5 million and future income tax liability by $8.1 million and increase properties by $3.4 million, deferred liabilities by $29.7 million, and foreign currency translation adjustment by $5.3 million. The restatement increased net income by $3.8 million, basic earnings per share by $0.02 and fully diluted earnings per share by $0.02 for the nine months ended September 30, 2003.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

2	New accounting policies (continued)

Stock-based compensation
In the fourth quarter of 2003, CPR adopted the fair-value based approach of the CICA’s Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The Company adopted the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003. For the nine months ended September 30, 2003, “Compensation and Benefits” expense was increased by $2.5 million. The adoption caused a $0.02 reduction in basic earnings per share and a $0.01 reduction in fully diluted earnings per share for the nine months ended September 30, 2003.

3	Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2004	2003	2004	2003

Amortization of discount on accruals recorded at present value	$4.5	$5.0	$14.2	$15.7
Other exchange losses (gains)	5.9	(0.3)	5.5	(2.3)
Charges on sale of accounts receivable	0.6	1.0	2.2	3.1
Gain on non-hedging derivative instruments	(1.8)	-	(1.0)	-
Other	(0.7)	1.7	2.3	3.6

Total other charges	$8.5	$7.4	$23.2	$20.1

4	Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2004	2003	2004	2003

Interest expense	$56.3	$58.1	$170.0	$173.4
Interest income	(1.4)	(1.9)	(4.0)	(5.0)

Total interest expense	$54.9	$56.2	$166.0	$168.4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

5	Special charge for labour restructuring and asset impairment

In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. This is comprised of a charge of $105.5 million to accrue for labour liabilities resulting from a company-wide productivity-driven staff reduction initiative and the future rental payments for leased space no longer being used by the company as a result of the staff downsizing; and a $116.1-million write-down to fair value of the assets of CPR’s Northeastern U.S. subsidiary, Delaware and Hudson Railway, Inc. (“D&H”), including a $21.8-million accrual for the impact of the labour restructuring. The special charge also includes a write-off of two non-beneficial investments, a supply-chain management subsidiary and an investment in an industry-wide procurement entity, totalling $6.9 million.

As a result of the retroactive adoption of the new handbook section relating to asset retirement obligations (see Note 2), the write-down to fair value of the assets of the D&H of $116.1 million was reduced by $13.4 million. This reduced the overall special charge to $215.1 million.

6	Restructuring and environmental remediation

At September 30, 2004, the provision for restructuring and environmental remediation was $412.2 million (December 31, 2003 - $462.2 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended September 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	July 1			Amortization	Exchange	Sept. 30
	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for terminations and severances	$336.9	(0.9)	(12.8)	3.6	(3.9)	$322.9
Other non-labour liabilities for exit plans	8.3	0.6	(0.7)	-	(0.3)	7.9

Total restructuring liability	345.2	(0.3)	(13.5)	3.6	(4.2)	330.8

Environmental remediation program	89.8	0.2	(6.7)	-	(1.9)	81.4

Total restructuring and environmental remediation liability	$435.0	(0.1)	(20.2)	3.6	(6.1)	$412.2

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

6	Restructuring and environmental remediation (continued)

Nine months ended September 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization	Exchange	Sept. 30
	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for terminations and severances	$358.2	(2.3)	(43.6)	12.4	(1.8)	$322.9
Other non-labour liabilities for exit plans	9.2	0.5	(1.8)	0.1	(0.1)	7.9

Total restructuring liability	367.4	(1.8)	(45.4)	12.5	(1.9)	330.8

Environmental remediation program	94.8	0.3	(12.8)	-	(0.9)	81.4

Total restructuring and environmental remediation liability	$462.2	(1.5)	(58.2)	12.5	(2.8)	$412.2

Three months ended September 30, 2003

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	July 1			Amortization	Exchange	Sept. 30
	2003	Accrued	Payments	of Discount	Impact	2003

Total restructuring and environmental remediation liability	$513.0	-	(25.0)	3.2	0.3	$491.5

Nine months ended September 30, 2003

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization	Exchange	Sept. 30
	2003	Accrued	Payments	of Discount	Impact	2003

Total restructuring and environmental remediation liability	$441.8	127.3	(71.2)	9.8	(16.2)	$491.5

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

7	Asset retirement obligations

The Company recorded two liabilities related to asset retirement obligations (“ARO”) totalling $31.6 million as at January 1, 2004. Prior periods were retroactively restated to be on a comparative basis. The liabilities were discounted at 6.25%.

The accretion expense related to these AROs year-to-date is $1.5 million, offset by payments made of $1.2 million, thereby increasing the ARO liability to $31.9 million. Accretion expense is included in “Depreciation and Amortization” on the Statement of Consolidated Income.

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability is $59.4 million, which, when present valued, is $30.9 million as at September 30, 2004. The payments are expected to be made in 2004 – 2054.

The Company also has a liability on a joint facility that will have to be settled based on a proportion of use during the life of the asset. The current estimate of the obligation is $13.8 million, which, when present valued, is $1.0 million as at September 30, 2004. For purposes of estimating this liability, the payment related to the retirement of the joint facility is estimated to be in 40 years.

8	Issuance of long-term debt

In the first quarter, CPR issued 5.41% Senior Secured Notes, maturing 2024, for US$145.0 million to finance the purchase of locomotives. The Notes are secured by specific locomotive units. Equal blended semi-annual payments of principal and interest of US$5.3 million are due on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.

9	Earnings per share

At September 30, 2004, the number of shares outstanding was 158.7 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

9	Earnings per share (continued)

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
	2004	2003	2004	2003
		Restated –		Restated –
(in millions)		Note 2		Note 2

Weighted average shares outstanding	158.7	158.6	158.7	158.5
Dilutive effect of stock options	0.3	0.6	0.3	0.5

Weighted average diluted shares outstanding	159.0	159.2	159.0	159.0

(in dollars)

Basic earnings per share	$1.11	$0.57	$1.79	$1.43
Diluted earnings per share	$1.11	$0.57	$1.79	$1.43

For the quarter ended September 30, 2004, options exercisable for 102,217 Common Shares (quarter ended September 30, 2003 – 77,367) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the nine months ended September 30, 2004, options exercisable for 843,907 Common Shares (nine months ended September 30, 2003 – 395,112) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

10	Stock-based compensation

In 2004, under CPR’s stock option plans, the Company issued 1,741,400 options to purchase Common Shares at the weighted average price of $32.50 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 555,700 SARs were issued at the weighted average exercise price of $32.50.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plan as of September 30:

	2004		2003
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,226,674	$28.20	4,873,791	$26.61
New options granted	1,741,400	32.50	1,649,580	31.48
Exercised	(57,755)	13.85	(65,590)	11.79
Forfeited/cancelled	(68,518)	22.26	(80,517)	27.48
Expired	-	-	(1,003)	9.80

Outstanding, September 30	7,841,801	$29.31	6,376,261	$28.01

Options exercisable at September 30	1,284,619	$24.35	792,696	$17.56

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

10	Stock-based compensation (continued)

In the fourth quarter of 2003, CPR prospectively adopted the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Beginning in 2003, compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the nine months
		ended September 30		ended September 30
		2004	2003	2004	2003
			Restated –		Restated –
			Note 2		Note 2

Net income (in millions)	As reported	$176.5	$91.3	$283.7	$227.3
	Pro forma	$175.8	$90.6	$282.1	$225.7

(in dollars)

Basic earnings per share	As reported	$1.11	$0.57	$1.79	$1.43
	Pro forma	$1.11	$0.57	$1.78	$1.42

Diluted earnings per share	As reported	$1.11	$0.57	$1.79	$1.43
	Pro forma	$1.11	$0.57	$1.78	$1.42

Under the fair value method, the fair value of options at the grant date is $9.5 million for options issued in 2004 (nine months ended September 30, 2003 - $9.5 million). The weighted average fair value assumptions were:

	For the nine months
	ended September 30
	2004	2003

Expected option life (years)	4.50	4.41
Risk-free interest rate	4.15%	4.14%
Expected stock price volatility	28%	30%
Expected annual dividends per share	$0.50	$0.50
Weighted average fair value of options granted during the year	$8.04	$8.49

11	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended September 30, 2004, was $14.3 million (quarter ended September 30, 2003 - $10.3 million) and for the nine months ended September 30, 2004, was $53.4 million (nine months ended September 30, 2003 - $31.2 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited)

12	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2004, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations, other than the contingency described in the following paragraph.

Investigation and characterization of environmental contamination is ongoing at several sites at a location in Minnesota, including areas previously leased to third parties by the Company. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program, and the sites are the subject of ongoing fieldwork undertaken in conjunction with the relevant state authorities, to determine the extent and magnitude of the contamination and the appropriate remediation plan. A remediation action plan has not been fully developed at this time. CPR has initiated litigation against former lessees, which it believes are responsible for contamination at certain of the sites. At this time, the costs of remediation cannot be reasonably estimated, however, further developments in the next few quarters could lead to some conclusions at which time the Company will record a charge to income.

Capital commitments
At September 30, 2004, CPR had multi-year capital commitments of $498.9 million, in the form of signed contracts, mainly for locomotive overhaul agreements. Payments for these commitments are due in 2004 through 2018.

Operating lease commitments
At September 30, 2004, minimum payments under operating leases were estimated at $514.6 million in aggregate, with annual payments in each of the next 5 years of: remainder of 2004 – $33.3 million; 2005 - $128.2 million; 2006 - $104.6 million; 2007 - $76.6 million; 2008 - $56.9 million.

Guarantees The Company has residual value guarantees on operating lease commitments of $180.5 million at September 30, 2004.

The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2004, these accruals amounted to $8.5 million.

13	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2004.

Summary of Rail Data
Third Quarter					Year-to-date
2004	2003 (1)	Variance	%		2004	2003 (1)	Variance	%

				Financial (millions, except per share data)
				Revenues
$949.0	$866.0	$83.0	9.6	Freight	$2,761.7	$2,575.7	$186.0	7.2
40.7	38.3	2.4	6.3	Other	119.3	121.5	(2.2)	(1.8)

989.7	904.3	85.4	9.4		2,881.0	2,697.2	183.8	6.8

				Expenses (2)
305.7	289.5	16.2	5.6	Compensation and benefits	932.8	858.0	74.8	8.7
109.0	84.5	24.5	29.0	Fuel	316.6	295.5	21.1	7.1
41.1	39.9	1.2	3.0	Materials	140.4	137.9	2.5	1.8
52.4	53.8	(1.4)	(2.6)	Equipment rents	171.9	183.9	(12.0)	(6.5)
102.7	93.8	8.9	9.5	Depreciation and amortization	305.0	275.4	29.6	10.7
159.9	139.2	20.7	14.9	Purchased services and other	458.8	439.1	19.7	4.5

770.8	700.7	70.1	10.0		2,325.5	2,189.8	135.7	6.2

218.9	203.6	15.3	7.5	Operating income before other specified items (3)	555.5	507.4	48.1	9.5
8.5	7.4	1.1	14.9	Other charges	23.2	20.1	3.1	15.4
54.9	56.2	(1.3)	(2.3)	Interest expense	166.0	168.4	(2.4)	(1.4)
51.7	44.9	6.8	15.1	Income tax expense before foreign exchange gains (losses) on long-term debt and other specified items (3)	121.2	102.6	18.6	18.1

103.8	95.1	8.7	9.1	Income before foreign exchange gains (losses) on long-term debt and other specified items (3)	245.1	216.3	28.8	13.3

				Foreign exchange gains (losses) on long-term debt (FX on LTD)
70.5	(3.9)	74.4	-	FX on LTD	37.2	165.2	(128.0)	-
2.2	0.1	2.1	-	Income tax on FX on LTD	1.4	(12.8)	14.2	-

72.7	(3.8)	76.5	-	FX on LTD (net of tax)	38.6	152.4	(113.8)	-

				Other specified items
-	-	-	-	Special charge for labour restructuring and asset impairment	-	(215.1)	215.1	-
-	-	-	-	Income tax on special charge	-	73.7	(73.7)	-

-	-	-	-	Special charge (net of tax)	-	(141.4)	141.4	-

$176.5	$91.3	$85.2	93.3	Net income	$283.7	$227.3	$56.4	24.8

				Earnings per share (EPS)
$1.11	$0.57	$0.54	94.7	Basic earnings per share	$1.79	$1.43	$0.36	25.2
$1.11	$0.57	$0.54	94.7	Diluted earnings per share	$1.79	$1.43	$0.36	25.2

				EPS before FX on LTD and other specified items
$0.65	$0.60	$0.05	8.3	Basic earnings per share	$1.54	$1.36	$0.18	13.2
$0.65	$0.60	$0.05	8.3	Diluted earnings per share	$1.54	$1.36	$0.18	13.2
158.7	158.6	0.1	0.1	Weighted average number of shares outstanding (millions)	158.7	158.5	0.2	0.1
77.9	77.5	0.4	-	Operating ratio before other specified items (3) (4) (%)	80.7	81.2	(0.5)	-
7.4	7.4	-	-	ROCE before FX on LTD & other specified items (after tax) (3) (4) (%)	7.4	7.4	-	-
44.8	46.7	(1.9)	-	Net debt to net debt plus equity (%)	44.8	46.7	(1.9)	-
$210.4	$196.2	$14.2	7.2	EBIT before FX on LTD and other specified items (3) (4) (millions)	$532.3	$487.3	$45.0	9.2
$313.1	$290.0	$23.1	8.0	EBITDA before FX on LTD and other specified items (3) (4) (millions)	$837.3	$762.7	$74.6	9.8

(1)	The 2003 financial data has been restated for Stock Option Accounting and Asset Retirement Obligations (ARO) accounting changes.

(2)	Before other specified items.

(3)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(4)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.

	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)
Third Quarter					Year-to-date
2004	2003	Variance	%		2004	2003	Variance	%

				Commodity Data

				Freight Revenues (millions)
$171.6	$183.6	($12.0)	(6.5)	- Grain	$468.7	$455.7	$13.0	2.9
138.1	106.5	31.6	29.7	- Coal	387.6	327.8	59.8	18.2
109.5	97.3	12.2	12.5	- Sulphur and fertilizers	351.3	318.9	32.4	10.2
86.6	83.6	3.0	3.6	- Forest products	243.0	255.1	(12.1)	(4.7)
112.6	99.0	13.6	13.7	- Industrial products	321.5	296.2	25.3	8.5
67.8	59.5	8.3	13.9	- Automotive	221.9	228.3	(6.4)	(2.8)
262.8	236.5	26.3	11.1	- Intermodal	767.7	693.7	74.0	10.7

$949.0	$866.0	$83.0	9.6	Total Freight Revenues	$2,761.7	$2,575.7	$186.0	7.2

				Millions of Revenue Ton-Miles (RTM)
5,728	5,800	(72)	(1.2)	- Grain	16,992	15,885	1,107	7.0
6,392	5,439	953	17.5	- Coal	18,737	16,263	2,474	15.2
4,869	4,208	661	15.7	- Sulphur and fertilizers	15,674	13,805	1,869	13.5
2,745	2,737	8	0.3	- Forest products	7,963	8,230	(267)	(3.2)
3,587	3,354	233	6.9	- Industrial products	10,644	9,685	959	9.9
536	508	28	5.5	- Automotive	1,753	1,937	(184)	(9.5)
6,722	6,178	544	8.8	- Intermodal	20,261	18,002	2,259	12.5

30,579	28,224	2,355	8.3	Total RTMs	92,024	83,807	8,217	9.8

				Freight Revenue per RTM (cents)
3.00	3.17	(0.17)	(5.4)	- Grain	2.76	2.87	(0.11)	(3.8)
2.16	1.96	0.20	10.2	- Coal	2.07	2.02	0.05	2.5
2.25	2.31	(0.06)	(2.6)	- Sulphur and fertilizers	2.24	2.31	(0.07)	(3.0)
3.15	3.05	0.10	3.3	- Forest products	3.05	3.10	(0.05)	(1.6)
3.14	2.95	0.19	6.4	- Industrial products	3.02	3.06	(0.04)	(1.3)
12.65	11.71	0.94	8.0	- Automotive	12.66	11.79	0.87	7.4
3.91	3.83	0.08	2.1	- Intermodal	3.79	3.85	(0.06)	(1.6)
3.10	3.07	0.03	1.0	Freight Revenue per RTM	3.00	3.07	(0.07)	(2.3)

				Carloads (thousands)
78.3	82.3	(4.0)	(4.9)	- Grain	228.5	215.0	13.5	6.3
100.2	87.1	13.1	15.0	- Coal	297.6	262.6	35.0	13.3
49.8	44.6	5.2	11.7	- Sulphur and fertilizers	160.5	143.0	17.5	12.2
41.3	40.5	0.8	2.0	- Forest products	121.8	125.0	(3.2)	(2.6)
71.4	63.0	8.4	13.3	- Industrial products	213.2	192.1	21.1	11.0
40.9	37.4	3.5	9.4	- Automotive	131.2	131.2	-	-
289.5	276.5	13.0	4.7	- Intermodal	870.2	794.2	76.0	9.6

671.4	631.4	40.0	6.3	Total Carloads	2,023.0	1,863.1	159.9	8.6

				Freight Revenue per Carload
$2,192	$2,231	($39)	(1.7)	- Grain	$2,051	$2,120	($69)	(3.3)
1,378	1,223	155	12.7	- Coal	1,302	1,248	54	4.3
2,199	2,182	17	0.8	- Sulphur and fertilizers	2,189	2,230	(41)	(1.8)
2,097	2,064	33	1.6	- Forest products	1,995	2,041	(46)	(2.3)
1,577	1,571	6	0.4	- Industrial products	1,508	1,542	(34)	(2.2)
1,658	1,591	67	4.2	- Automotive	1,691	1,740	(49)	(2.8)
908	855	53	6.2	- Intermodal	882	873	9	1.0
$1,413	$1,372	$41	3.0	Freight Revenue per Carload	$1,365	$1,382	($17)	(1.2)

Summary of Rail Data (Page 3)
Third Quarter					Year-to-date
2004	2003 (1)	Variance	%		2004	2003 (1)	Variance	%

				Operations and Productivity

57,626	54,169	3,457	6.4	Freight gross ton-miles (GTM) (millions)	172,881	161,701	11,180	6.9
30,579	28,224	2,355	8.3	Revenue ton-miles (RTM) (millions)	92,024	83,807	8,217	9.8
10,122	9,739	383	3.9	Train-miles (thousands)	30,247	29,811	436	1.5

3.10	3.07	0.03	1.0	Freight revenue per RTM (cents)	3.00	3.07	(0.07)	(2.3)
2.52	2.48	0.04	1.6	Total operating expenses per RTM (2) (cents)	2.53	2.61	(0.08)	(3.1)
1.34	1.29	0.05	3.9	Total operating expenses per GTM (2) (cents)	1.35	1.35	-	-
76.15	71.95	4.20	5.8	Total operating expenses per train-mile (2) (dollars)	76.88	73.46	3.42	4.7

16,419	16,522	(103)	(0.6)	Number of active employees at end of period	16,419	16,522	(103)	(0.6)
16,528	16,569	(41)	(0.2)	Average number of active employees	16,063	16,145	(82)	(0.5)
13,848	13,898	(50)	(0.4)	Miles of road operated at end of period (3)	13,848	13,898	(50)	(0.4)

3,487	3,269	218	6.7	GTMs per average active employee (000)	10,763	10,016	747	7.5
4,161	3,898	263	6.7	GTMs per mile of road operated (3) (000)	12,484	11,635	849	7.3
652	656	(4)	(0.6)	GTMs per active locomotive per day (000)	655	652	3	0.5

5,693	5,562	131	2.4	Average train weights (tons)	5,716	5,424	292	5.4
3,974	4,125	(151)	(3.7)	Average train length (feet)	4,047	4,038	9	0.2
25.0	25.6	(0.6)	(2.3)	Average train speed (mph)	24.2	25.6	(1.4)	(5.5)

1.16	1.18	(0.02)	(1.7)	U.S. gallons of fuel per 1,000 GTMs	1.22	1.25	(0.03)	(2.4)
1.10	0.84	0.26	31.0	Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	1.03	0.89	0.14	15.7
66.9	63.8	3.1	4.9	Diesel fuel consumed – freight & yard (million U.S. gallons)	210.7	202.5	8.2	4.0

2.7	3.2	(0.5)	(15.6)	FRA personal injuries per 200,000 employee-hours	2.9	3.2	(0.3)	(9.4)
1.4	1.9	(0.5)	(26.3)	FRA train accidents per million train-miles	1.8	1.8	-	-

(1)	Prior period has been restated to conform with presentation in 2004.

(2)	Excludes special charge for labour restructuring and asset impairment.

(3)	Excludes track on which CPR has haulage rights.